Exhibit 99.1

FOR IMMEDIATE RELEASE

RADA Reports Q3/2020 Results: Record Performance,
2020 Revenues Projected to exceed $75 Million

•	Record Q3 revenues of $20.4 million, up 81% year-over-year
•	Increased full year revenue guidance from over $70 million to over $75 million

Netanya, Israel, November 10, 2020 – RADA Electronic Industries Ltd. (NASDAQ: RADA) announced today its financial results for the three and nine-months periods ended September 30, 2020.

Highlights of the third quarter of 2020
•	Quarterly revenues up 81% year-over-year to a record $20.4 million;
•	Gross margin increases to 38% from 36%;
•	Net income of $2.1 million and adjusted EBITDA of $3.1 million – 15% of revenues, compared to adjusted EBITDA of $1.7 million and 10% of revenues in previous quarter;
•	2020 revenue guidance increased to over $75 million, implying over 70% growth year-over-year.

Management Comments

Dov Sella, RADA's Chief Executive Officer commented, “We are very pleased with our results and the positive momentum in our business, which led to unprecedented improvement across all financial parameters. The increased production volumes and manufacturing efficiencies are yielding higher gross margins, currently at 38%. Our strong revenue growth, improved gross margins and stabilizing operating expenses are yielding strong EBITDA growth which reached 15% of revenues this quarter.”

Continued Mr. Sella, “Our orders in-hand have enabled us to increase our 2020 revenue guidance to over $75 million. Our recent orders are starting to build significant backlog for 2021, substantiating our growth outlook. We expect our financial parameters to continue to improve throughout the remainder of 2020 and into 2021.”

2020 Third Quarter Summary

Revenues totaled $20.4 million in the quarter compared with revenues of $11.3 million in the third quarter of 2019, an increase of 81%.

Gross profit totaled $7.8 million (38% of revenues) in the quarter, an increase of 90% compared to gross profit of $4.1 million (36% of revenues) in the third quarter of 2019.

Operating income was $2.0 million in the quarter compared to an operating loss of $0.5 million in the third quarter of 2019.

Net income attributable to RADA’s shareholders in the quarter was $2.1 million, or $0.05 per share, compared to a net loss of $0.7 million, or $(0.02) per share, in the third quarter of 2019.

Adjusted EBITDA was $3.1 million in the quarter compared to adjusted EBITDA of $0.1 million in the third quarter of 2019.

2020 First Nine months Summary

Revenues totaled $52.9 million in the first nine months compared with revenues of $30.0 million in the first nine months of 2019, an increase of 77%.

Gross profit totaled $19.4 million (37% of revenues) in the first nine months, an increase of 79% compared to gross profit of $10.8 million (36% of revenues) in the first nine months of 2019.

Operating income was $2.7 million in the first nine months compared to an operating loss of $1.9 million in the first nine months of 2019.

Adjusted EBITDA was $5.7 million in the first nine months compared to adjusted EBITDA loss of $0.2 million in the first nine months of 2019.

Net income attributable to RADA’s shareholders in the first nine months was $3.0 million, or $0.07 per share compared to a net loss of $1.7 million, or $(0.05) per share, in the first nine months of 2019.

As of September 30, 2020, RADA had net cash and cash equivalents of $23.7 million compared to $13.8 million as of year-end 2019. The inventory level has increased to $29.3 million from $17.2 million as at the end of 2019. RADA management decided to strategically increase the inventory level to support the expected future growth and to ensure ongoing full availability of components, given the current economic environment and the need to mitigate against any negative influence of the Covid-19 pandemic on the supply chain.

Investor Conference Call

The Company will host a conference call later today, starting at 10:00 am ET (5pm Israel time). Management will host the call and will be available to answer questions after presenting the results.

Dial in numbers are: US 1-888-723-3164; Israel 03-918-0644 and International +972-3-918-0644.

For those unable to participate, the teleconference will be available for replay on RADA’s website at www.rada.com beginning 48 hours after the call.

A live webcast of the conference call will be available. Please register for the webcast 5-10 minutes prior to the call at RADA’s website: https://www.rada.com/investors following which, a link to the live webcast will be sent to you.

About RADA Electronic Industries Ltd.

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets, including active military protection, counter-UAS, critical infrastructure protection and border surveillance.

Contact Information

Company Contact: Avi Israel (CFO) Tel: +972-765-386-200 mrkt@rada.com www.rada.com	Investor Relations Contact: Ehud Helft GK Investor & Public Relations Tel: +1 646 688 3559 rada@gkir.com

Forward Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, the impact of COVID-19 on our company and our industry, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Information with Regard to non-GAAP Financial Measures

The Company presents its financial statements in accordance with U.S. GAAP. RADA’s management uses supplemental non-GAAP financial measures internally to understand, manage and evaluate its business and make operating decisions. Adjusted EBITDA is provided in this press release and the accompanying supplemental information because management believes this non-GAAP measure is useful for investors and financial institutions as it facilitates operating performance comparisons from period to period. As presented in this release, the term Adjusted EBITDA consists of net profit (loss) according to U.S. GAAP, excluding net financing expenses, taxes, depreciation and amortization and non-cash stock-based compensation expenses. Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income and our other GAAP results. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in the table below.

RECONCILIATION FROM GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	(Unaudited)				Audited

Operating income (loss)	$2,691	$(1,895)	$2,010	$(494)	$(2,103)
Depreciation	1,612	847	598	307	1,301
Non-cash stock-based compensation expense	1,022	830	340	270	1,150
Other non-cash amortization	409	29	178	23	59

Adjusted EBITDA	$5,734	$(189)	$3,126	$106	$407

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	September 30, 2020	December 31, 2019
	Unaudited	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$24,171	$13,754
Restricted cash	567	380
Trade receivables	20,767	13,765
Contract assets	1,082	1,269
Other receivables and prepaid expenses	2,307	1,673
Inventories	29,310	17,196

Total current assets	78,204	48,037

LONG-TERM ASSETS:
Long-term receivables and other deposits	219	97
Property, plant and equipment, net	12,614	9,127
Operating lease right-of-use assets	7,953	7,654
Total long-term assets	20,786	16,878

Total assets	$98,990	$64,915

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short term loan	$454	$-
Trade payables	12,223	7,661
Other accounts payable and accrued expenses	7,669	5,572
Advances from customers, net	888	1,563
Contract liabilities	6	196
Operating lease short-term liabilities	1,720	1,240

Total current liabilities	22,960	16,232

LONG-TERM LIABILITIES:
Accrued severance pay and other long-term liabilities	726	764
Operating lease long-term liabilities	6,323	6,499
Total long-term liabilities	7,049	7,263

RADA SHAREHOLDERS' EQUITY
Share capital -
Ordinary shares of NIS 0.03 par value - Authorized: 100,000,000 shares at September 30, 2020 and December 31, 2019; Issued and outstanding: 43,613,663 at September 30, 2020 and 38,456,693 at December 31, 2019	439	394
Additional paid-in capital	145,726	121,212
Accumulated other comprehensive income (loss)	(1,195)	(1,195)
Accumulated deficit	(75,989)	(78,991)

Total RADA shareholders’ equity	68,981	41,420
Total liabilities and equity	$98,990	$64,915

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	(Unaudited)				Audited

Revenues	$52,936	$29,974	$20,359	$11,260	$44,331

Cost of revenues	33,580	19,144	12,598	7,169	28,394

Gross profit	19,356	10,830	7,761	4,091	15,937

Operating expenses:
Research and development	6,468	4,924	2,230	1,884	6,912
Marketing and selling	3,671	2,791	1,286	921	4,044
General and administrative	6,526	5,010	2,235	1,780	7,084
Total operating expenses:	16,665	12,725	5,751	4,585	18,040
Operating income (loss)	2,691	(1,895)	2,010	(494)	(2,103)
Other financial income (expenses), net	311	(149)	116	(192)	(121)
Net income (loss) from continuing operations	3,002	(2,044)	2,126	(686)	(2,224)

Net loss from discontinued operations	-	-	-	-	(115)
Net income (loss)	3,002	(2,044)	2,126	(686)	(2,339)

Net loss (income) attributable to non-controlling interest	-	309	-	-	309
Net income (loss) attributable to RADA Electronic Industries' shareholders	$3,002	$(1,735)	$2,126	$(686)	$(2,030)
Basic and diluted net income (loss) from continuing operations per ordinary share	$0.07	$(0.05)	$0.05	$(0.02)	$(0.05)
Basic and diluted net loss from discontinued operations per ordinary share	$0.00	$0.00	$0.00	$0.00	$(0.05)
Basic and diluted net income (loss) per ordinary share	$0.07	$(0.05)	$0.05	$(0.02)	$(0.05)
Diluted net income (loss) per ordinary share	$0.07	$(0.05)	$0.05	$(0.02)	$(0.05)
Weighted average number of ordinary shares used for computing basic net income (loss) per share	43,209,153	38,050,446	43,541,002	38,115,517	38,148,756
Weighted average number of ordinary shares used for computing diluted net income (loss) per share	44,297,058	38,678,430	44,849,311	38,969,469	38,841,866